Exhibit 99.1

David Baazov Announces Termination of Discussions to Purchase Amaya

MONTREAL , Dec. 20, 2016 /CNW/ - David Baazov today announced that he has terminated his proposal to purchase Amaya Inc. (“Amaya” or the “Company”).

“The decision to terminate my attempted acquisition of Amaya was not an easy one. I retained a full suite of advisors, arranged committed financing, and engaged in constructive negotiations with Amaya’s board of directors. I submitted an unconditional, fully financed offer of $24 per share, higher than my original announced intention to submit a $21 per share offer.

However, during the discussions it became evident that the share price premium demanded by certain shareholders exceeded the price at which my investors and I would be willing to complete a transaction. After consulting with my advisors, I determined that the best course of action for me and Amaya would be for me to end my attempt to purchase the Company.

As the founder of Amaya this was not a decision I took lightly, as it was always my intent to arrive at an outcome that was in the best interests of all shareholders.

I wish my friends and former colleagues at Amaya continued success in driving value for all shareholders,” said David Baazov.

Mr. Baazov will be filing an early warning report in accordance with applicable securities commissions, a copy of which will be available under Amaya’s profile on SEDAR at www.sedar.com and may also be obtained by contacting Riyaz Lalani, the Chief Executive Officer of Bayfield Strategy, Inc. at 357 Bay St #502, Toronto, ON M5H 2T7, telephone (416) 907-9365.

Mr. Baazov owns 24,564,047 common shares in the capital of Amaya and options entitling him to acquire 387,500 additional common shares, which collectively represent approximately 17.2% of the issued and outstanding common shares (assuming the exercise of all such options). Mr. Baazov’s beneficial ownership in Amaya securities may change from time to time depending on market and other conditions, including, without limitation, through market transactions, treasury issuances, private agreements or otherwise.

SOURCE David Baazov